Exhibit 99.1

Sinovac Confirms Receipt of an Unsolicited Partial Tender Offer

BEIJING, China, August 29, 2023 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, confirmed today that it is aware of an unsolicited partial tender offer from Alternative Liquidity Index LP to purchase up to a maximum of 10,000,000 shares of the Company, representing approximately 10.05% of the Company’s outstanding shares, for $0.03 per share in cash.

Sinovac’s Board of Directors intends to evaluate the terms of the tender offer to determine the course of action that it believes is in the best interest of the Company and its shareholders. The Board also intends to advise shareholders of the Board’s position regarding the tender offer within ten business days of receipt of the offer. In the meantime, the Company’s shareholders are strongly advised to take no action in relation to the tender offer.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of biomedical products that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to pipeline development including but not limited to new technology, new vaccines as well as other biomedical products. We will constantly explore global opportunities of strategic expansion.

For more information, please visit the Company’s website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com